FORM 4                                             OMB APPROVAL
[] Check this box if no                               OMB Number:      3235-0287
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   1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Serra                             Jaime
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   Prol. Paseo de la Reforma 600-103
   Col. Santa Fe Pena Blanca
--------------------------------------------------------------------------------
   (Street)

   Mexico, D.F. 01210, Mexico
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Chiquita Brands International, Inc. (CQB)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     April 1, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                      5.                6.
                                                             4.                       Amount of         Owner-
                                                             Securities Acquired (A)  Securities        ship
                                     2A.        3.           or Disposed of (D)       Beneficially      Form:     7.
                                     Deemed     Transaction  (Instr. 3, 4 and 5)      Owned             Direct    Nature of
                        2.           Execution  Code         -----------------------  Following         (D) or    Indirect
1.                      Transaction  Date, if   (Instr. 8)             (A)            Reported          Indirect  Beneficial
Title of Security       Date         any        ------------            or            Transaction(s)    (I)       Ownership
(Instr. 3)              (mm/dd/yy)   (mm/dd/yy) Code     V   Amount    (D)     Price  (Instr. 3 and 4)  (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------

Common Stock            04/01/03                A            389       A       (1)    389 shares        D
                                                             shares(1)
----------------------------------------------------------------------------------------------------------------------------

============================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                      (Over)
                                                             SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of deriv- ship
                                                                                                          ative     Form
           2.                                                                                             Secur-    of
           Conver-                            5.                               7.                         ities     Deriv-   11.
           sion                               Number of                        Title and Amount           Bene-     ative    Nature
           or                3A.              Derivative    6.                 of Underlying     8.       ficially  Secur-   of
           Exer-             Deemed  4.       Securities    Date               Securities        Price    Owned     ity:     In-
           cise     3.       Execu-  Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of       Follow-   Direct   direct
           Price    Trans-   tion    action   or Disposed   Expiration Date    ----------------  Deriv-   ing       (D) or   Bene-
1.         of       action   Date    Code     of(D)         (Month/Day/Year)           Amount    ative    Reported  In-      ficial
Title of   Deriv-   Date,    if any  (Instr.  (Instr. 3,    ----------------           or        Secur-   Transac-  direct   Owner-
Derivative ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-           Number    ity      tions(s)  (I)      ship
Security   Secur-   Day/     Day/    ------   ------------  Exer-    tion              of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3) ity      Year)    Year)   Code V   (A)     (D)   cisable  Date      Title   Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Note 1: Table I, Item 4: Fees for service as a member of the Board of Directors are paid each quarter in arrears, half in cash and half in Common Stock. Each quarterly payment consists of $6,250 in cash and a number of shares of Chiquita's Common Stock having an aggregate fair market value of $6,250. The fair market value is based on the average of the high and low sales prices of Chiquita's Common Stock on the last trading day of the quarter. The Reporting Person became a non-employee director of Chiquita on January 31, 2003. The fees paid to the Reporting Person for the first quarter have been prorated for the period of January 31 through March 31, 2003.


/s/ Barbara Wagner                         April 3, 2003
-------------------------------            ----------------
**Signature of Reporting Person            Date
Barbara Wagner as Attorney-in-Fact
for Jaime Serra

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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